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18005652

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2018

WASH, D.C.

SEC FILE NUMBER
8-66090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DH Frederick Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Birch Street, Suite 3000, West Tower

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Querry   949-476-3720

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company

(Name – *if individual, state last, first, middle name*)

555 Anton Blvd, Suite 1000	Costa Mesa	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Richard Querry__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DH Frederick Securities, Inc.__ , as of __December 31__ , 20__17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____   _____
    Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of ____Orange____

Subscribed and sworn to (or affirmed) before me on this

____10____ day of ____January____, 20 __18__, by
Date   Month   Year

(1)_____Richard D Query_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____Will_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature ____A M Kuner____, Notary Public
Signature of Notary Public

A. M. KUNER
Commission # 2074107
Notary Public - California
Orange County
My Comm. Expires Aug 7, 2018

Place Notary Seal Above

──────────────── **OPTIONAL** ────────────────

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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© 2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org   Item #5910   Reorder: Call Toll-Free 1-800-876-6827



KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of DH Frederick Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DH Frederick Securities, Inc. (the "Company") (a wholly owned subsidiary of Frederick Capital Corporation) as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule 1. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule 1 is fairly stated, in all material respects, in relation to the financial statement as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

We have served as the Company's auditor since 2003.

Costa Mesa, California
February 15, 2018

p 714 380 6565 f 714 380 6566   555 Anton Blvd Suite 1000 Costa Mesa CA 92626 **kmjpartnerscpa.com**
p 818 999 5885 f 818 704 4668   20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

STATEMENT OF FINANCIAL CONDITION

	December 31, 2017
ASSETS	
Cash	$ 10,913
Prepaid expenses	7,596
	$ 18,509
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,670
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	550,007
Accumulated deficit	(534,178)
Total stockholder's equity	15,839
	$ 18,509

NOTE 1 – GENERAL

DH Frederick Securities, Inc. (the "Company") was incorporated in the State of California on June 2, 2003 and commenced operations on October 6, 2003. The Company is wholly owned by Frederick Capital Corporation ("FCC").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

The Company relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to further develop its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2019. In the event that additional funds are required, FCC has committed to provide such funding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under SEC Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers." As of December 31, 2017, the Company had net capital of $8,243, which was $3,243 in excess of the required minimum net capital and had a ratio of aggregate indebtedness to net capital of 0.32 to 1.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution.

Revenue Recognition

Commission income is recognized in the period in which services are performed.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a qualified subchapter S corporation under the Internal Revenue Code and under the tax laws of the State of California, pursuant to which taxes on income of the Company are the responsibility of the stockholder. Under this election, the Company's taxable income or loss flows through to the stockholder's federal and state income tax returns. The State of California imposes an $800 minimum tax per year, and a tax equal to 1.5 percent of taxable income, which may be offset by available tax credits and/or loss carryforwards.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2017.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2013.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which was subsequently amended by ASUs 2015-14, 2016-08, 2016-10, ASU 2016-12, and ASU 2016-20. ASU 2014-09, as amended, supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and creates a new ASC Topic 606 ("ASC 606"). ASU 2014-09, as amended, implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosure regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts and customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingences are resolved in certain circumstances. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. ASC 606 is effective for public entities for annual periods beginning after December 15, 2017 (fiscal year 2018 for the Company). The Company has assessed the impact of ASC 606 and concluded such will not have a significant impact on its financial statements and disclosures.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 (fiscal year 2018 for the Company), including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company is currently evaluating the impact on ASU 2016-15 on its financial statements and disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of this financial statement, which would require inclusion or disclosure in its financial statement.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

The Company was obligated to pay $3,000 monthly in 2017 in the form of management fees to FCC for general and administrative service support (including facilities) provided to the Company. Management fee expense was $36,000, which was recorded as a contribution from FCC, by mutual agreement of the parties, for the year ended December 31, 2017.

During the year ended December 31, 2017, the Company recorded capital contributions of $17,700 provided by FCC.

Indemnities and Guarantees

During the normal course of business, the Company has entered into certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statement.

**SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

	As of December 31, 2017
Net capital:	
Total stockholder's equity from statement of financial condition	$ 15,839
Deduction:	
Unallowable assets	(7,596)
Net capital	8,243
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $2,670 or $5,000)	5,000
Excess net capital	$ 3,243
Aggregate indebtedness	$ 2,670
Ratio of aggregate indebtedness to net capital	0.32 to 1

NOTE – There are no differences between the preceding computation and the Company's corresponding amended unaudited Part IIA of Form X-17a-5 as of December 31, 2017.



KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of DH Frederick Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of DH Frederick Securities, Inc., in which (1) DH Frederick Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 15, 2018

p 714 380 6565 f 714 380 6566   555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668   20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

DH FREDERICK SECURITIES, INC.
5000 BIRCH STREET
SUITE 3000, WEST TOWER
NEWPORT BEACH, CALIFORNIA
U.S.A. 92660-2140
TELEPHONE (949) 476-3720
FAX (949) 476-3683
WWW.DHFREDERICKSECURITIES.COM
MEMBER: FINRA/SIPC

DH Frederick Securities, Inc's Exemption Report

DH Frederick Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3*(k)(2)(i)*.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2017 without exception.

I, Richard Querry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DH Frederick Securities, Inc.

By: Richard Querry
Title: Vice President

February 15, 2018